UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On December 27, 2016, Stratasys Ltd. (“we,” “us” or the “Company”), announced the resignation, effective as of January 1, 2017, of Erez Simha, who had been serving as the Company’s Chief Financial Officer and Chief Operating Officer.

On that same day, the Company further announced the appointment of Ms. Lilach Payorski, our Senior Vice President of Corporate Finance, to the position of Chief Financial Officer, in replacement of Mr. Simha, effective as of January 1, 2017.

A copy of the press release announcing the foregoing resignation and appointment is appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Biographical information concerning Ms. Payorski is provided in the appended press release, which information is incorporated by reference herein.

The contents of this Form 6-K (including Exhibit 99.1 hereto, but excluding any quotes of the Company’s executives included therein) are incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Company with the SEC on December 3, 2012 and September 3, 2013, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: December 27, 2016	By:	/s/ Ilan Levin
	Name:	Ilan Levin
	Title:	Chief Executive Officer